Western Asset Mortgage Defined Opportunity Fund Inc.
55 Water Street

New York, NY 10041

February 19, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Valerie Lithotomos, Attorney

Re:	Western Asset Mortgage Defined Opportunity Fund Inc.
Registration Statement on Form N-2, File Nos. 333-163711 and 811-22369

Ladies and Gentlemen:

Western Asset Mortgage Defined Opportunity Fund Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 2:00 p.m., Eastern Standard Time, on February 23, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3358.

Very truly yours,

WESTERN ASSET MORTGAGE DEFINED OPPORTUNITY FUND INC.

By:	/s/ Robert I. Frenkel
Name: Robert I. Frenkel
Title: Chief Legal Officer and Secretary

Global Markets & Investment Banking

One Bryant Park — 8th Floor New York, New York 10036 646-855-6780

February 19, 2010

Ms. Valerie Lithotomos, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Western Asset Mortgage Defined Opportunity Fund Inc. (the “Fund”)

Form N-2 Registration Statement No. 333-163711

Investment Company Act File No. 811-22369

Dear Ms. Lithotomos:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 filed on February 3, 2009 and the Preliminary Prospectus filed February 3, 2010, began on February 3, 2010 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on February 23, 2010, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 36,014 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Fund, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Time, on February 23, 2010 or as soon as possible thereafter.

Very truly yours,

BOFA MERRILL LYNCH
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED,

On behalf of the several Underwriters

By: BOFA MERRILL LYNCH
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED,

By:	/s/ Hugh Haynes
Hugh Haynes
Authorized Signatory